FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 5, 2003

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

English translation of the filing published March 5, 2003 in the French Bulletin des Annonces Légales Obligatoires reporting the results of ILOG S.A. for the six months ended December 31, 2002. The amounts included in the Bulletin des Annonces to which the statutory auditor report below refers were reported in euros, whereas the amounts included herein are reported in U.S. dollars.

Enclosure

ILOG S.A.

CONSOLIDATED HALF YEAR FINANCIAL STATEMENTS

A.    Consolidated Financial Statements for the year ended June 30, 2002 and for the six months ended December 31, 2002.

1.—CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for share data)

	December 31, 2002	June 30, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$28,796	$31,368
Accounts receivable (less allowance for doubtful accounts of $809 and $692 at December 31 and June 30, 2002, respectively)	20,077	19,163
Value-added tax collectible on accounts receivable	971	1,043
Other receivables	2,698	3,534
Prepaid expenses	1,845	1,332

Total current assets	54,387	56,440

Property and equipment	17,442	15,771
Less accumulated depreciation and amortization	(11,004)	(9,049)

Property and equipment—net	6,438	6,722

Other assets	778	493

Total assets	$61,603	$63,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$5,623	$6,610
Accrued compensation	8,833	8,846
Value-added tax payable	1,029	1,005
Current portion of capitalized lease obligations	442	430
Deferred revenue	9,740	10,474

Total current liabilities	25,667	27,365

Long-term portion of capitalized lease obligations	332	340

Total liabilities	25,999	27,705

Commitments and contingencies

Shareholders’ equity:
Shares, €0.61 nominal value per share, 16,767,445 and 16,670,665 shares issued and outstanding at December 31 and June 30, 2002, respectively	11,449	11,390
Additional paid-in capital	66,281	65,960
Accumulated deficit	(41,995)	(39,816)
Cumulative translation adjustment	(131)	(1,584)

Total shareholders’ equity	35,604	35,950

Total liabilities and shareholders’ equity	$61,603	$63,655

See notes to consolidated financial statements

2.—CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for share and per share data)

	Six Months Ended December 31,		Year Ended June 30, 2002
	2002	2001
	(unaudited)	(unaudited)
Revenues:
License fees	$23,830	$24,157	$53,173
Services	17,631	14,333	29,480

Total revenues	41,461	38,490	82,653

Cost of revenues:
License fees	626	405	1,163
Services	7,100	6,262	12,785

Total cost of revenues	7,726	6,667	13,948

Gross profit	33,735	31,823	68,705

Operating expenses:
Marketing and selling	22,278	21,340	44,622
Research and development	8,664	7,463	15,289
General and administrative	4,339	3,596	7,898

Total operating expenses	35,281	32,399	67,809

Income (loss) from operations	(1,546)	(576)	896

Interest expense	(47)	(99)	(142)

Interest income	361	340	646

Foreign exchange gain (loss)	(386)	(129)	209

Net income (loss) before income taxes	(1,618)	(464)	1,609

Income taxes	(561)	(512)	(800)

Net income (loss)	$(2,179)	$(976)	$809

Net income (loss) per share
—basic	$(0.13)	$(0.06)	$0.05
—fully diluted	$(0.13)	$(0.06)	$0.05

Number of shares used in computing net income (loss) per share
—basic	16,749,126	16,227,914	16,378,856
—fully diluted	16,749,126	16,227,914	17,717,172

See notes to consolidated financial statements

3.—CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except for share data)

	Shares		Additional Paid-in Capital	Accumulated Losses	Cumulative Translation Adjustment	Shareholders’ Equity
	Number	Amount
Balance June 30, 2001	16,152,850	$11,109	$62,863	$(40,625)	$(5,819)	$27,528
Options exercised	151,567	82	746			828
Issuance of shares	366,248	199	2,276			2,475
Issuance of warrants			75			75
Components of comprehensive income:
Translation adjustment					4,235	4,235
Net income				809		809

Total comprehensive income						5,044

Balance June 30, 2002	16,670,665	11,390	65,960	(39,816)	(1,584)	35,950
Options exercised	3,030	2	10			12
Issuance of shares	93,750	57	311			368
Components of comprehensive income:
Translation adjustment					1,453	1,453
Net loss				(2,179)		(2,179)

Total comprehensive loss						(726)

Balance December 31, 2002	16,767,445	$11,449	$66,281	$(41,995)	$(131)	$35,604

See notes to consolidated financial statements

4.—CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six Months Ended December 31, 2002	Year Ended June 30, 2002
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,179)	$809
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,754	3,157
Unrealized gain on derivative instruments	—	(342)
Non-cash compensation	—	75
Loss on sales of fixed assets	5	19
Increase (decrease) in cash from:
Accounts receivable	(561)	3,737
Value-added tax collectible on accounts receivable	109	242
Other receivables	896	10
Prepaid expenses	(458)	219
Accounts payable and accrued expenses	(772)	(807)
Accrued compensation	(307)	751
Deferred revenue	(892)	1,690
Value-added tax payable	(17)	(349)
Other	(380)	504

Net cash provided by (used for) operating activities	(2,802)	9,715

Cash flows from investing activities:
Purchases of property and equipment	(1,038)	(2,235)
Acquisition of intangible assets	(300)	—

Net cash used for investing activities	(1,338)	(2,235)

Cash flows from financing activities:
Repayment of loans	—	(1,817)
Repayment of line of credit	—	(1,300)
Principal payments on capital lease obligations	(269)	(447)
Cash proceeds from issuance of shares	380	3,303

Net cash provided by (used for) financing activities	111	(261)

Effect of exchange rate changes on cash and cash equivalents	1,457	3,279

Net increase (decrease) in cash and cash equivalents	(2,572)	10,498

Cash and cash equivalents, beginning of period	31,368	20,870

Cash and cash equivalents, end of period	$28,796	$31,368

See notes to consolidated financial statements

5.—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.1    Basis of presentation and principles of consolidation

These six-month consolidated statements are prepared in accordance with a recommendation relating to the publication of interim financial statements issued by the French “Conseil National de la Comptabilité” on March 18, 1999.

The implementation, from July 1, 2002, of regulation n°2000-06 issued by the French “Comité de Réglementation Comptable” regarding provisions and liabilities has had no significant impact on the Company’s financial statements.

General

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, which were applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. These financial statements do not present all information that would be required for the annual report on form 20-F and their reading should be done in reference to the annual report for the year ended June 30, 2002, as filed with the United States Securities and Exchange Commission.

The accompanying consolidated financial statements include the Company and its subsidiaries in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

Revenue recognition

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is shipped, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2”, and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”.

Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting. In software arrangements that include rights to multiple software products, post-contract customer support, and/or other services, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables based on vendor-specific objective evidence.

Services revenues and costs, as reported, reflect the implementation of a new Financial Accounting Standards Board rule, Staff Announcement Topic D-103 “Income Statement Characterization of Reimbursement Received for “Out-of-Pocket” Expenses Incurred”, which requires the inclusion of reimbursable expenses in both service revenues and costs. This change increased both services revenues and costs by $0.3, $0.2 and $0.5 million for the six months ended December 31, 2002 and 2001 and the year ended June 30, 2002. The Company’s adoption of this rule does not and will not affect earnings in any past or future periods.

5.2    Related Party Transactions

In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended in exchange for additional license and maintenance fees. For the six-month periods ended December 31, 2002 and 2001, SAP A.G. accounted for 4% and 6% of total revenues, respectively. For the year ended June 30, 2002, revenues received from SAP A.G. represented 11% of ILOG revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements ILOG, receives license fees and royalties for certain ILOG products from Temposoft and warrants to purchase Temposoft shares. In September 2001, ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of December 31, 2002, ILOG owned 4.4% of Temposoft. Since February 1998, Mr. Patrick Albert, the Company’s Technology Fellow has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $50,000, $11,000 and $177,000 for the six months ended December 31, 2002 and 2001 and the year ended June 30, 2002, respectively.

Fidelity Investments, through various funds under its management, had during 2002 and 2001 control of between 5% and 10% of the Company’s outstanding shares. Fidelity Management and Research Company, which is part of Fidelity Investments organization, purchased approximately $286,000, $292,000 and $752,000 of software licenses and services from the Company for the six months ended December 31, 2002 and 2001 and the year ended June 30, 2002, respectively, pursuant to normal orders and contracts negotiated on an arm’s length basis.

In August 2002, Jeff Williams, who was appointed Vice President, Operations in April 2002, repaid in full a loan he received in August 2001 in connection with his relocation from France to the U.S. The amount of the loan was $95,000, bore interest at the rate of 3.549%, and was paid in monthly installments of $500 with the remaining balance being due and payable on August 31, 2002 or earlier upon certain events occurring.

5.3    Segment and Geographic Information

In October 2002 the Company reorganized its revenue generating activities by geographic regions (Americas, Europe and Asia) as one reportable segment; previously these were organized by vertical market segment. No significant incremental operating costs were incurred as a result of this reorganization.

Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities.

The following table sets forth revenue by region:

	Six Months Ended December 31		Year Ended June 30
	2002	2001	2002
	(in thousands)
Americas	$21,021	$17,757	$37,358
Europe (1)	16,104	16,855	37,300
Asia	4,336	3,878	7,995

Total revenues	$41,461	$38,490	$82,653

(1)	Net revenues related to sales made from France totaled $8,817,000, $9,696,000 and $24,212,000 for the six months ended December 31, 2002 and 2001 and the year ended June 30, 2002, respectively.

5.4    Shareholders’ Equity

As of December 31, 2002, 16,767,445 shares with a nominal value of €0.61 per share were outstanding.

The Company’s share capital activity is detailed as follows:

Date	Activities	Number of Shares Issued	Share Capital Increase	Additional Paid in Capital	Accumulated Capital	Accumulated Number of Shares	Nominal Value
			(euros)	(euros)	(euros)		(euros)

July 29, 2002	Increase in share capital (ESPP*)	48,731	29,726	470,741	10,122,187	16,593,749	0.61
	Options exercised from January to June 2002	76,916	46,919	441,028	10,169,106	16,670,665	0.61
October 3, 2002	Increase in share capital (ESPP*)	92,727	56,563	309,513	10,225,669	16,763,392	0.61
December 16, 2002	Increase in share capital (ESPP*)	1,023	625	4,511	10,226,293	16,764,415	0.61
January 20, 2003	Options exercised from July to December 2002	3,030	1,848	9,728	10,228,141	16,767,445	0.61

(*)	Shares issue according to the terms of the Company’s Employee Stock Purchase Plans

The Board of Directors is authorized to increase capital by issuing additional shares for an amount not exceeding,

(i)	€2,500,000 with preferential subscription rights to existing shareholders

(ii)	€5,000,000 without preferential subscription rights

(iii)	or by issuing debt securities giving access to shares within the previous limitations (i) and (ii), and with face values not exceeding €15,000,000.

Cumulative issuances with respect to these authorizations may not exceed €5,000,000. These authorizations were granted to the Board at the shareholders meeting held on December 17, 2002 and are valid for a period of 26 months from that time.

Stock Options

At June 30 and December 31, 2002, there were 5,190,081 and 5,158,574 options, respectively, outstanding at weighted average exercise prices of €15.92 and €15.83, respectively. At December 31, 2002, 410,087 shares remain available for grant by the Board under the terms of the 1998 and the 2001 Stock Option Plan.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contribution during an offering period. In December 2002, the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans.

Warrants

On December 17, 2002, the Company’s shareholders authorized the issuance of warrants to non-executive Directors and external members of the Company’s Technical Advisory Board for 56,000 and 20,000 shares, respectively. The warrants, when issued, may be exercised anytime within 5 years of the date of grant. At June 30, and December 31, 2002, 180,000 warrants were issued and outstanding.

5.5    Debt

Notes payable to stockholders for $5,000,000 were issued in 1997 in connection with an acquisition. The final installment was paid on August 20, 2001.

In November 2002, the Company renewed through November 2003 its line of credit with a bank secured on its accounts receivable in the U.S. that allows for a maximum borrowing of $3 million, subject to certain covenants. The interest rate for the line of credit is the U.S. Bank’s prime rate plus 1.5%. As of December 31, 2002, there were no borrowings under this facility.

B.    Half year management report

1.    Operating Review

ILOG’s customer base and revenues continued to grow during the current difficult worldwide economic conditions. The regional sales strategy adopted in October 2002 yielded good results in the U.S. with 18% year-over-year growth for the six-month period ended December 31, 2002. European revenues declined by 4%, partly due to weaker economic conditions. The strengthening of the euro adversely impacted the Company’s profitability.

In October 2002, ILOG reorganized its sales operations into three regions: Americas, Europe and Asia; and consolidated its marketing and consulting activities into their own organizations. The primary objective of this reorganization was to better position ILOG for the broadening market for its products as well as to improve sales execution and productivity. This replaces the prior organization of three global business units each covering a vertical market segment. The company’s cost levels were not significantly impacted by the reorganization.

Worldwide Sales Trends

During the six-month period ended December 31, 2002, ILOG experienced a continuing trend towards end user-generated revenue, increased services revenues and significant year-over-year growth in ILOG’s business rule management systems business.

Approximately 70% of the company’s license revenues came from end users and system integrators compared with 60% in the prior year’s first six-month period. This shift is a result of corporate spending trends adversely affecting ILOG’s ISV supply chain and telecommunication partners and underscores the company’s current strategy that emphasizes enterprise selling, primarily of its JRules business rule management system. This has resulted in 81% growth coming from business rule products over last year’s six-month period. 42% of the company’s license revenues came from this product line in the six-month period with the financial services sector providing the majority of new enterprise customers.

ISV revenues represented approximately 30% of license revenues and the company continued to grow its ISV channel, adding 22 ISV partners bringing the total to over 380, with the number of ISVs shipping products with ILOG technology growing to approximately 200, compared with 140 in the 2002 first six-month period.

Services revenues, consisting of maintenance and consulting, grew year-over-year by 24% in the first six-month period, led by business rules consulting assignments.

During the six-month period, ILOG has improved its position as the leader in business rules management systems and plans to leverage its visualization and optimization products to enhance its business rules offering.

Business Outlook

ILOG believes that demand for its products will sustain its growth in financial services in the quarter ending March 31, 2003. However, due to continued weak and less predictable IT spending adversely affecting ILOG’s ISV supply chain partners and over-capacity in the telecommunications market, ILOG management maintains a cautious outlook. For the third quarter of fiscal 2003, management expects revenues between $24 and $27 million and earnings per share between $0.00 and $0.15 compared to revenues of $23.2 million and earnings per share of $0.16 in the third quarter of fiscal 2002. Management’s expectations of some growth and profitability increases for FY2003 over FY 2002 remain unchanged.

Forward-Looking Information

This document contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets for the company’s products, the success of the company’s October 2002 reorganization, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2002, which is on file with the United States Securities and Exchange Commission.

2.    Discussion of financial highlights

For the six months ended December 31, 2002, revenues were $41.5 million, and the loss from operations was $1.5 million. This compares with $38.5 million in revenues and loss from operations of $0.6 million in the prior year six-month period. Loss per share for the six-month period ended December 31, 2002 was $0.13, compared with $0.06 loss per share for the prior year period.

Revenues and Gross Margin

Revenues in the six-month period grew by 8% over the prior year and, in particular, benefited from increased maintenance and professional services revenues. Despite an 81% growth of the business rules product line, license fee revenues decreased by 1%, to $23.8 million, from $24.2 in the prior year period, due to a 34% decrease of revenue from the visualization product line. Service revenues increased by 23%, to $17.6 million, from $14.3 million. This growth was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and an increase in consulting revenues. Overall gross margin for the six-month period decreased to 81% from 83% for the same period in the preceding year due to the revenue mix shifting from high margin license revenues to lower margin services revenues in the current year period.

Revenues by region were as follows:

	Six Months Ended December 31		Year Ended June 30
	2002	2001	2002
	(in thousands)
Americas	$21,021	$17,757	$37,358
Europe (1)	16,104	16,855	37,300
Asia	4,336	3,878	7,995

Total revenues	$41,461	$38,490	$82,653

(2)	Net revenues related to sales made from France totaled $8,817,000, $9,696,000 and $24,212,000 for the six months ended December 31, 2002 and 2001 and the year ended June 30, 2002, respectively.

The growth in Americas is primarily driven by the increase in business rules license revenues and consulting activities. The lower activity in Europe was from reduced license revenues, especially from the supply chain sector.

The business rules product line grew by 81% year-over-year for the six-month period, now representing 42% of the licenses revenues. The optimization and visualization products lines decreased by 12% and 34%, respectively, and represented 33% and 25% of license revenues in the six-month period.

Operating Expenses

Marketing and selling expenses for the six-month period increased by 4% over the same period in the prior year. Research and development expenses, net of government funding, for the six-month period increased by 16% over the same period in the prior year, reflecting the euro being over 10% stronger than the prior year and some headcount growth and annual salary adjustments. General and administrative expenses for the six-month period increased by 21% over the same period in the prior year, also reflecting the stronger euro, some headcount growth and annual salary adjustments.

Other Income (Expense)

Net interest and other income (expense) for the six-month period was $(72,000) compared to $112,000 for the same period in the prior year reflecting the impact of the change in the period of the dollar’s value on inter-company and cash balances.

Income Taxes

During the six-month period, there was an income tax charge of $561,000 compared to $512,000 in the prior year. The income tax charge in 2003 is principally attributable to the non-recoverable royalty withholding taxes and the profitability of the company’s activities in Asia.

Balance Sheet and Cash Flow Discussion

Cash on December 31, 2002, decreased to $28.8 million from $31.4 million on June 30, 2002, primarily as a result of the loss incurred for the six-month period ended December 31, 2002. Accounts receivable on December 31, 2002 improved to 81 days sales outstanding from 83 days on June 30, 2002. Deferred revenues decreased during the period to $9.7 million from $10.5 million on June 30, 2002, due to the seasonality of maintenance billings.

Shareholders’ equity on December 31, 2002, decreased to $35.6 million from $35.9 million on June 30, 2002, reflecting the net loss for the six-month period mainly offset by the impact of the stronger euro on currency translation adjustments. On December 31, 2002, the company had 16,767,000 shares issued and outstanding, compared to 16,671,000 on June 30, 2002.

C.    Statutory auditors’ review report on the consolidated financial statements for the half year ended December 31, 2002

(Free translation of the French original)

In our capacity as statutory auditors of ILOG and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

•	a review of the accompanying summary of operations and income statement as they appear in the half year consolidated financial statements, for the six-month period ended December 31, 2002,

•	a verification of the information provided in the Company’s half year management report.

These half year consolidated financial statements are the responsibility of the management board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards in France. These standards require that we plan and perform limited review procedures to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the financial position and the assets and liabilities of ILOG S.A. and subsidiaries as at December 31, 2002 and of the results of their operations for the six month period then ended.

Without qualifying our opinion, we draw your attention to note 5.1 in the notes to the consolidated financial statements which details the change in accounting principle resulting from the first time application of accounting standard CRC n° 2000-06 for provisions and liabilities from July 1, 2002.

We have also reviewed, in accordance with professional standards in France, the information contained in the half year management report on the half year consolidated financial statements on which we have based our review.

We have nothing to report with respect to the fairness of such information and its consistency with the half year consolidated financial statements.

Paris, February 27, 2003

The Statutory Auditors

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit

Alain Wernert	John Mackey

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 5, 2003

ILOG S.A.

By:	/S/ ROGER D. FRIEDBERGER

Roger D. Friedberger Chief Financial Officer